SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
New Relic, Inc.
_____________________________________________________
(Name of Issuer)
Common Stock
_____________________________________________________
(Title of Class of Securities)
64829B 100
_____________________________________________________
(CUSIP Number)
December 31, 2019
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64829B 100

1.		Names of Reporting Persons Lewis Cirne
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 870,708 shares(1)
	6.	Shared Voting Power 8,055,976 shares(2)
	7.	Sole Dispositive Power 870,708 shares(1)
	8.	Shared Dispositive Power 8,055,976 shares(2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,926,684 shares(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 14.9%(3)
12.		Type of Reporting Person (see instructions) IN

(1)	Includes 870,708 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2019.

(2)
Includes 6,367,976 shares of Issuer’s Common Stock held by Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012 (the “Family Trust”) and 1,688,000 shares of Issuer’s Common Stock held by Beloved In Christ Foundation (the “Foundation”). Reporting Person exercises shared voting and dispositive power over the shares held by each of The Family Trust and the Foundation.

(3)	Based on 59,129,706 shares of Common Stock outstanding on December 31, 2019. Assumes the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2019.

CUSIP No. 64829B 100

1.		Names of Reporting Persons Beloved In Christ Foundation
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,688,000 shares
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,688,000 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 2.9%(1)
12.		Type of Reporting Person (see instructions) CO

(1)	Based on 59,129,706 shares of Common Stock outstanding on December 31, 2019.

CUSIP No. 64829B 100

1.		Names of Reporting Persons Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 6,367,976 shares
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 6,367,976 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,367,976 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 10.8%(1)
12.		Type of Reporting Person (see instructions) OO

(1)	Based on 59,129,706 shares of Common Stock outstanding on December 31, 2019.

Item 1(a).	Name of Issuer: New Relic, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 188 Spear Street, Ste. 1000, San Francisco, CA 94105
Item 2(a).
Name of Person Filing:
Lewis Cirne
Beloved In Christ Foundation (the “Foundation”)
Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012 (the “Family Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o New Relic, Inc. 188 Spear Street, Ste. 1000 San Francisco, CA 94105
Item 2(c).	Citizenship: Lewis Cirne – U.S. citizen Foundation – California Family Trust – California
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 64829B 100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Lewis Cirne             8,926,684 shares(1)
Foundation             1,688,000 shares
Family Trust             6,367,976 shares

(b)	Percent of Class:
Lewis Cirne                14.9%(3)
Foundation                2.9%(4)
Family Trust                10.8%(4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
Lewis Cirne             870,708 shares

(ii)	Shared power to vote or to direct the vote:
Lewis Cirne            8,055,976 shares(2)
Foundation             1,688,000 shares
Family Trust             6,367,976 shares

(iii)	Sole power to dispose or to direct the disposition of:
Lewis Cirne             870,708 shares

(iv)	Shared power to dispose or to direct the disposition of:
Lewis Cirne            8,055,976 shares(2)
Foundation             1,688,000 shares
Family Trust             6,367,976 shares

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

(1)
Includes (i) 870,708 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2019, (ii) 6,367,976 shares of Issuer’s Common Stock held by the Family Trust and (iii) 1,688,000 shares of Issuer’s Common Stock held by the Foundation. Reporting Person exercises shared voting and dispositive power over the shares held by each of the Family Trust and the Foundation.

(2)
Includes (i) 6,367,976 shares of Issuer’s Common Stock held by the Family Trust and (ii) 1,688,000 shares of Issuer’s Common Stock held by the Foundation. Reporting Person exercises shared voting and dispositive power over the shares held by each of the Family Trust and the Foundation.

(3)	Based on 59,129,706 shares of Common Stock outstanding on December 31, 2019. Assumes the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2019.

(4)	Based on 59,129,706 shares of Common Stock outstanding on December 31, 2019.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2020
Date

/s/ Lewis Cirne
Lewis Cirne
Individually, as Trustee of the Cirne Family Revocable Trust and as Chief Financial Officer of Beloved In Christ Foundation

AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of New Relic, Inc.
Dated: February 10, 2020

/s/ Lewis Cirne
Lewis Cirne

BELOVED IN CHRIST FOUNDATION

/s/ Lewis Cirne
Lewis Cirne, Chief Financial Officer

LEWIS CIRNE AND KIRSTEN L. VLIET, AS TRUSTEES OF THE CIRNE FAMILY REVOCABLE TRUST UAD MARCH 20, 2012

/s/ Lewis Cirne
Lewis Cirne, Trustee